UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Forest City Realty Trust, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

345605109

(CUSIP Number)

Mark R. Tepsich, Esq.

Terminal Tower, Suite 1600

50 Public Square

Cleveland, OH 44113

(216) 592-1321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons RMS, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 11,350,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,350,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 11,350,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.25%
(14)	Type of reporting person PN

(1)	Names of reporting persons Powell Partners, Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 17,685
	(8)	Shared voting power 0
	(9)	Sole dispositive power 17,685
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,685
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.006%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert Ratner, Trustee of the Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 92,464
	(8)	Shared voting power 0
	(9)	Sole dispositive power 92,464 (See Note 2)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 92,464
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.14%
(14)	Type of reporting person PN

(1)

Names of reporting persons

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated (Co Trustees: Albert Ratner and Brian Ratner)

(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 809,148
	(8)	Shared voting power 0
	(9)	Sole dispositive power 809,148
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 809,148
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.3%
(14)	Type of reporting person PN

(1)	Names of reporting persons David J. Ratner Trust Agreement dated May 4, 2008 (Co Trustees: David Ratner and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,069
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,069
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,069
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.0000007%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner (Trustee: Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 291,402
	(8)	Shared voting power 0
	(9)	Sole dispositive power 291,402
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 291,402
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner (Co Trustees: James Ratner and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 46,161
	(8)	Shared voting power 0
	(9)	Sole dispositive power 46,161
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 46,161
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.01%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert B. Ratner 1986 Remainder Interest Trust Agreement dated December 29, 1986 (Co Trustees: Deborah Ratner Salzberg and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 626,514
	(8)	Shared voting power 0
	(9)	Sole dispositive power 626,514
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 626,514
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person PN

(1)	Names of reporting persons Emily F. Ratner Revocable Trust Agreement dated August 15, 2007 (Co Trustees: Emily F. Ratner and Tawny Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 137,282
	(8)	Shared voting power 0
	(9)	Sole dispositive power 137,282
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 137,282
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.05%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner (Co Trustees: James Ratner and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 185,073
	(8)	Shared voting power 0
	(9)	Sole dispositive power 185,073
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 185,073
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.06%
(14)	Type of reporting person PN

(1)	Names of reporting persons Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated (Trustee: Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,117,364 (See Note 3)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,117,364
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,117,364
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person OO

(1)	Names of reporting persons Trust Agreement of Anna Salzberg dated September 30, 2009 (Co Trustees: Anna Salzberg and Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,602
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,602
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,602
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.002%
(14)	Type of reporting person OO

(1)	Names of reporting persons Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg (Co Trustees: James Ratner and Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 186,046
	(8)	Shared voting power 0
	(9)	Sole dispositive power 186,046
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 186,046
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.06%
(14)	Type of reporting person OO

(1)	Names of reporting persons Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg (Co Trustees: James Ratner and Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 299,746
	(8)	Shared voting power 0
	(9)	Sole dispositive power 299,746
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 299,746
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person OO

(1)	Names of reporting persons Jonathan Ratner 1992 Trust Agreement dated January 2, 1992 (Co Trustees: James Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 320,903 (See Note 4)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 320,903
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 320,903
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person OO

(1)	Names of reporting persons Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated (Co Trustees: Kevin Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 273,316 (See Note 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 273,316
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 273,316
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person OO

(1)	Names of reporting persons Rachel Ratner 1988 Trust Agreement dated November 26, 1988 (Co Trustees: Rachel Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 297,389
	(8)	Shared voting power 0
	(9)	Sole dispositive power 297,389
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 297,389
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person OO

(1)	Names of reporting persons Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner (Co Trustees: Deborah Ratner Salzberg and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 193,734
	(8)	Shared voting power 0
	(9)	Sole dispositive power 193,734
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 193,734
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.07%
(14)	Type of reporting person OO

(1)	Names of reporting persons Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner (Co Trustees: Charles Ratner and James Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,238
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,238
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,238
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.004%
(14)	Type of reporting person OO

(1)	Names of reporting persons James Ratner Revocable Trust Agreement dated December 4, 1981, as amended and restated (Co Trustees: James Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,006,903 (See Note 6)
	(8)	Shared voting power
	(9)	Sole dispositive power 1,006,903
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,006,903
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.3%
(14)	Type of reporting person OO

(1)	Names of reporting persons James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner (Co Trustees: Charles Ratner, Mark Ratner, Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 22,508
	(8)	Shared voting power 0
	(9)	Sole dispositive power 22,508
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 22,508
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.08%
(14)	Type of reporting person OO

(1)	Names of reporting persons Mark Ratner, Trustees of the Mark Ratner Revocable Trust Agreement dated September 10, 1983, as amended and restated
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 725,830 (See Note 7)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 725,830
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 725,830
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person OO

(1)	Names of reporting persons Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994 (Co Trustees: Charles Ratner and James Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 136,145
	(8)	Shared voting power 0
	(9)	Sole dispositive power 136,145
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 136,145
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.05%
(14)	Type of reporting person OO

(1)	Names of reporting persons Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner (Co Trustees: Albert Ratner and James Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 167,064
	(8)	Shared voting power 0
	(9)	Sole dispositive power 167,064
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 167,064
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.06%
(14)	Type of reporting person OO

(1)	Names of reporting persons Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner (Co Trustees: Charles Ratner, James Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 91,187
	(8)	Shared voting power 0
	(9)	Sole dispositive power 91,187
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 91,187
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.03%
(14)	Type of reporting person OO

(1)	Names of reporting persons Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated (Co Trustees: Charles Ratner and James Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 421,469
	(8)	Shared voting power 0
	(9)	Sole dispositive power 421,469
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 421,469
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person OO

(1)	Names of reporting persons Ronald Ratner, Trustee of the Ronald Ratner Revocable Trust Agreement dated December 18, 1986, as amended and restated
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 538,919 (See Note 8)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 538,919
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 538,919
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person OO

(1)	Names of reporting persons Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner (Co Trustees: Albert Ratner and Charles Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 275,587
	(8)	Shared voting power 0
	(9)	Sole dispositive power 275,587
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 275,587
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person IN

(1)	Names of reporting persons Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner (Co Trustees: Albert Ratner and Charles Ratner)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 434,097
	(8)	Shared voting power 0
	(9)	Sole dispositive power 434,097
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 434,097
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.16%
(14)	Type of reporting person IN

(1)	Names of reporting persons Tawny Ratner
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,681
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,681
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,681
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.007%
(14)	Type of reporting person IN

(1)	Names of reporting persons Max Miller Revocable Trust (Co Trustees: Max Miller and Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 21,878
	(8)	Shared voting power 0
	(9)	Sole dispositive power 21,878
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 21,878
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.008%
(14)	Type of reporting person IN

(1)	Names of reporting persons Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller (Trustee: Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 111,646
	(8)	Shared voting power 0
	(9)	Sole dispositive power 111,646
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 111,646
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.04%
(14)	Type of reporting person IN

(1)	Names of reporting persons Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009 (Co Trustees: Bruce Geier and Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 110,776
	(8)	Shared voting power 0
	(9)	Sole dispositive power 110,776
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 110,776
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.04%
(14)	Type of reporting person IN

(1)	Names of reporting persons Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller (Trustee: Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 41,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 41,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 41,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.01%
(14)	Type of reporting person IN

(1)	Names of reporting persons Trust Agreement of Jacob Andrew Miller dated March 12, 2010 (Co Trustees: Jacob Andrew Miller and Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 21,878
	(8)	Shared voting power 0
	(9)	Sole dispositive power 21,878
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 21,878
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.008%
(14)	Type of reporting person IN

(1)	Names of reporting persons Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller (Trustee: Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 120,645
	(8)	Shared voting power 0
	(9)	Sole dispositive power 120,645
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 120,645
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.04%
(14)	Type of reporting person IN

(1)	Names of reporting persons Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller (Trustee: Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 41,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 41,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 41,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.01%
(14)	Type of reporting person IN

(1)	Names of reporting persons Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated (Trustee: Richard Miller)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 252,505
	(8)	Shared voting power 0
	(9)	Sole dispositive power 252,505
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 252,505
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.09%
(14)	Type of reporting person IN

(1)	Names of reporting persons Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller (Trustee: Gabrielle Miller)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 40,284
	(8)	Shared voting power 0
	(9)	Sole dispositive power 40,284
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 40,284
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.01%
(14)	Type of reporting person IN

(1)	Names of reporting persons Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller (Co Trustee: Aaron Miller and Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,360
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,360
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,360
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.005%
(14)	Type of reporting person IN

(1)	Names of reporting persons Sam Miller, Trustee
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,334,373
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,334,373
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,334,373
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.5%
(14)	Type of reporting person IN

Notes to Cover Page of Schedule 13D

Note 1.	Intentionally Omitted.

Note 2.	In addition, Albert Ratner personally holds sole dispositive power over 4,395 Class A Common Stock. Audrey G. Ratner, wife of Albert Ratner, beneficially owns 37,179 shares of Class A Common Stock.

Note 3.	In addition, Michael Salzberg, Deborah’s husband, owns 55,790 .63 shares of Class A Common Stock.

Note 4.	In addition, Jon Ratner also beneficially owns 10,191 shares of Class A Common Stock held personally.

Note 5.	In addition, Kevin Ratner also beneficially owns 13,524 shares of Class A Common Stock held personally.

Note 6.	In addition, James Ratner’s wife, Susan Ratner, also beneficially owns 95, 694 shares of Class A Common Stock.

Note 7.	In addition, Nancy Ratner, wife of Mark Ratner also beneficially owns 159,477 shares of Class A Common Stock.

Note 8.	In addition, Deborah B. Ratner, Trustee, wife of Ronald Ratner, also beneficially owns 152,681 shares of Class A Common Stock. Ron Ratner also beneficially owns 1,179 shares of Class A Common Stock held personally.

Explanatory Note

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D is being jointly filed by (i) RMS, Limited Partnership, an Ohio limited partnership (“RMS”), (ii) Powell Partners, Limited, an Ohio limited partnership (“Powell”) and (iii) the shareholders (“Shareholder(s)”) that were party to the Ratner, Miller and Shafran Shareholders Agreement (“Shareholders Agreement”) (collectively, the “ Reporting Persons “). This Amendment No. 8 amends the initial statement on Schedule 13D filed on November 17, 2006 (the “Original Schedule 13D”), the Amendment No. 2 to Schedule 13D filed on August 24, 2007 (“Amendment No. 2”), the Amendment No. 3 to Schedule 13D filed on September 28, 2012 (“Amendment No. 3”), the Amendment No. 4 to Schedule 13D filed on December 31, 2013 (“Amendment No. 4”), the Amendment No. 5 to Schedule 13D filed on July 2, 2014 (“Amendment No. 5”), the Amendment No. 6 to Schedule 13D filed on January 13, 2016 (“Amendment No. 6”) and the Amendment No. 7 to Schedule 13D filed on December 7, 2016 (“Amendment No. 7” and together with the Original Schedule 13D, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”).

This Schedule 13D relates to the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Forest City Realty Trust, Inc., a Maryland corporation (the “Company”). On June 9, 2017, the Company’s reclassification (the “Reclassification”) was completed and each outstanding share of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”), was reclassified and exchanged into 1.31 shares of Class A Common Stock (with a right to cash in lieu of fractional shares), thereby eliminating the Company’s dual-class stock structure. Following the Reclassification, on June 9, 2017, RMS made a pro rata distribution (the “Distribution”) to its partners of all shares of Class A Common Stock it received in the Reclassification, other than 11,350,000 shares of Class A Common Stock that RMS retained to satisfy the one-year holding requirement it agreed to pursuant to the memorandum of understanding with respect to a proposed settlement of litigation arising out of the Reclassification.

All information is provided as of June 9, 2017, after giving effect to the Reclassification and Distribution, none of the Reporting Persons is the beneficial owner of more than five percent of any class of the Company’s securities. In addition, no “group” (as defined in Rule 13d-5 under the Securities Exchange Act of 1934 (the “Exchange Act”)) of the Reporting Persons is the beneficial owner of more than five percent of any class of the Company’s securities.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read:

This Schedule 13D relates to the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Forest City Realty Trust, Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is Terminal Tower, 50 Public Square, Suite 1100, Cleveland, Ohio 44113.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 9, 2017, the Reclassification was completed.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read:

(a)-(b) Refer to the cover page of this Schedule 13D and the accompanying footnotes for information with respect to sole and/or shared voting and dispositive power of the Reporting Persons and shares that may be acquired by the Reporting Persons in the next 60 days, which information is incorporated into this Item 5. The information is based on an approximately 266,766,419 shares of Class A Common Stock outstanding following the Reclassification (estimated based on information included in the Proxy Statement/Prospectus related to the Reclassification).

Person	Shares Beneficially Owned	Percent of Outstanding Shares (1)
1.) RMS, Ltd.	11,350,000	4.25%
2.) Powell Partners, Ltd.	17,685	0.006%
3.) Albert B. Ratner, Revocable Trust	383,983	.14%
4.) Brian Ratner, Revocable Trust	809,148	0.3%
5.) David J. Ratner Trust Agreement dated May 4, 2008	2,069	0.0000007%
6.) Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner	291,402	0.1%
7.) Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner	46,161	0.01%
8.) Albert B. Ratner 1986 Remainder Interest Trust Agreement dated December 29, 1986	626,514	0.23%
9.) Emily F. Ratner Revocable Trust Agreement Dated August 15, 2007	137,282	0.05%
10.) Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 Emily Ratner	185,073	0.06%
11.) Deborah Ratner Salzberg	1,117,364	0.4%
12.) Trust Agreement of Anna Salzberg dated September 30, 2009	6,602	0.002%
13.) Albert B. Ratner 1989 Grandchildren’s Trust Agreement Dated June 12, 1989 FBO Anna Salzberg	186,046	0.06%
14.) Albert B. Ratner 1989 Grandchildren’s Trust Agreement Dated June 12, 1989 FBO Eric Salzberg	299,746	0.1%
15.) Jonathan Ratner 1992 Trust Agreement Dated January 2, 1992	320,903	0.1%
16.) Kevin Ratner 1986 Trust Agreement dated December 18, 1986	273,316	0.1%
17.) Rachel Ratner 1988 Trust Agreement dated November 26, 1988	297,389	0.1%
18.) Max Ratner Family 1999 Irrevocable Trust Agreement Dated December 28, 1999 FBO Adam Ratner	193,734	0.07%
19.) Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner	13,238	0.004%
20.) James Ratner Revocable Trust Agreement dated December 4, 1981	1,006,903	0.3%
21.) James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner	22,508	0.008%
22.) Mark Ratner Revocable Trust Agreement dated September 10, 1983	725,830	0.2%
23.) Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994	136,145	0.05%
24.) Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner	167,064	0.06%

25.) Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner	91,187	0.03%
26.) Stacy Ratner 1994 Trust Agreement dated March 26, 1994	421,469	0.1%
27.) Ronald Ratner	538,919	0.2%
28.) Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner	275,587	0.1%
29.) Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner	434,097	0.16%
30.) Tawny Ratner	20,861	0.007%
33.) Max Miller Revocable Trust	21,878	0.008%
31.) Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller	111,646	0.04%
32.) Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009	110,776	0.04%
33.) Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller	41,000	0.01%
34.) Trust Agreement of Jacob Andrew Miller dated March 12, 2010	21,878	0.008%
35.) Ruth Miller 1989 Grandchildren’s Trust Agreement Dated December 5, 1989 FBO Jacob Miller	120,645	0.04%
36.) Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller	41,000	0.01%
37.) Gabrielle Miller Trust Agreement dated November 29, 1985	252,505	0.09%
38.) Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller	40,284	0.01%
39.) Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller	13,360	0.005%
40.) Sam Miller	1,334,373	0.5%

(c)	Except for the Reclassification and Distribution, there has been no transactions by the persons named in this Item 5 in the past 60 days prior to and including June 9, 2017.

(1)	Based on total of 266,766,419 shares of Class A Common Stock outstanding as of June 9, 2017.

(d)	Not applicable.

(e)	On the date of the Distribution, RMS ceased to be the beneficial owner of more than five percent of any class of the Company’s securities. In addition, on the date of the Reclassification, the Shareholders party to the Shareholders Agreement ceased to be group within the meaning of Rule 13d-5 under the Exchange Act because the voting and transfer provisions of that agreement only applied to shares of Class B Common Stock and not shares of Class A Common Stock, and no other Reporting Person or group of Reporting Persons owns more than five percent of any class of the Company’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to the memorandum of understanding with respect to a proposed settlement of litigation arising out of the Reclassification, RMS agreed, subject to certain conditions and exceptions, to hold at least 11,350,000 shares of Class A Common Stock for one-year following the Reclassification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2017

RMS, Limited Partnership, an Ohio limited partnership

/s/ Joan K. Shafran
Joan K. Shafran, a general partner

/s/ Abraham Miller
Abraham Miller, a general partner

/s/ Sam Miller
Sam Miller, Trustee, a general partner

/s/ Charles A. Ratner
Charles A. Ratner, a general partner

/s/ Ronald A. Ratner
Ronald A. Ratner, a general partner

/s/ Deborah Ratner Salzberg
Deborah Ratner Salzberg, a general partner

/s/ Brian Ratner
Brian Ratner, a general partner

Powell Partners, Limited, an Ohio limited liability company

/s/ Joseph M. Shafran
Joseph M. Shafran, Trustee, a member

/s/ Joan K. Shafran
Joan K. Shafran, a member

/s/ Paula Shafran Krulak
Paula Shafran Krulak, a member

Shareholders Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel G. Ratner Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner

Mark Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner

Mark Ratner 1989 Irrevocable Trust Agreement dated May 9, 1989 FBO Daniel E. Ratner

Signing as Trustee of the above Trusts:

/s/ Albert Ratner
Albert Ratner, Trustee, a shareholder
Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg

Trust Agreement of Anna Salzberg dated September 30, 2009

Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller

Signing as Trustee of the above Trusts:

/s/ Deborah Ratner Salzberg
Deborah Ratner Salzberg, Trustee, a shareholder

Emily F. Ratner Revocable Trust Agreement dated August 15, 2007

/s/ Emily Ratner
Emily Ratner, Co-Trustee, a shareholder

/s/ Tawny Ratner
Tawny Ratner, Co-Trustee, a shareholder

Trust Agreement of Anna Salzberg dated September 30, 2009

/s/ Anna Salzberg
Anna Salzberg, Trustee, a shareholder

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated

Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner

David J. Ratner Trust Agreement dated May 4, 2008

Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner

Signing as Trustee of the above Trusts:

/s/ Brian Ratner
Brian Ratner, Trustee, a shareholder

David J. Ratner Trust Agreement dated May 4, 2008

/s/ David J. Ratner
David J. Ratner, Trustee, a shareholder

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner

Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994

James Ratner Trust Agreement dated December 5, 1983 FBO Austin G. Ratner

Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993, as amended and restated

Signing as Trustee of the above Trusts:

/s/ Charles A. Ratner
Charles A. Ratner, Trustee, a shareholder

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated

/s/ Kevin Ratner
Kevin Ratner, Trustee, a shareholder

Rachel Ratner 1988 Trust Agreement dated November 26, 1988

/s/ Rachel Ratner
Rachel Ratner, Trustee, a shareholder

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Sarah Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg

Signing as Trustee of the above Trusts:

/s/ James Ratner
James Ratner, Trustee, a shareholder

Austin G. Ratner 1992 Trust Agreement dated January 5, 1992, as amended and restated

/s/ Austin G. Ratner
Austin G. Ratner, Trustee, a shareholder

Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993

/s/ Daniel G. Ratner
Daniel G. Ratner, Trustee, a shareholder

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel G. Ratner

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated

Rachel Ratner 1988 Trust Agreement dated November 26, 1988

Jonathan Ratner 1992 Trust Agreement dated January 2, 1992

Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner

James Ratner Revocable Trust Agreement dated December 4, 1981, as amended and restated

James Ratner Trust Agreement dated December 5, 1983 FBO Austin G. Ratner

Signing as Trustee of the above Trusts:

/s/ Ronald A. Ratner
Ronald A. Ratner, Trustee, a shareholder

/s/ Sam Miller
Sam Miller, Trustee, a shareholder

Trust Agreement of Jacob Andrew Miller dated March 12, 2010

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller

Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller

Signing as Trustee of the above Trusts:

/s/ Abraham Miller
Abraham Miller, Trustee, a shareholder

Trust Agreement of Jacob Andrew Miller dated March 12, 2010

/s/ Jacob Miller
Jacob Miller, Trustee, a shareholder

/s/ Max Miller
Max Miller, a shareholder

Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated

Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller

Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller

Signing as Trustee of the above Trusts:

/s/ Gabrielle Miller
Gabrielle Miller, Trustee, a shareholder

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller

/s/ Aaron Miller
Aaron Miller, Trustee, a shareholder

Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009

/s/ Bruce Geier
Bruce Geier, Trustee, a shareholder

SCHEDULE 1

GENERAL PARTNERS OF

RMS, LIMITED PARTNERSHIP

Listed below are the names and principal occupations of each of the general partners of RMS, Limited Partnership. Each partner’s business address is 50 Public Square, Suite 1600, Cleveland, Ohio 44113.

General Partners	Principal Occupation
Samuel L. Miller, Trustee	Co-Chairman Emeritus of Forest City Realty Trust, Inc.

Abraham Miller	President of Barb’s Graffiti, Inc.

Brian J. Ratner	Executive Vice President of Forest City Realty Trust, Inc.

Charles A. Ratner	Private Investor

Deborah Ratner-Salzberg	Executive Vice President of Forest City Realty Trust, Inc.

Ronald A. Ratner	Executive Vice President – Development of Forest City Realty Trust, Inc.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited.

SCHEDULE 2

MEMBERS OF

POWELL PARTNERS, LIMITED

Listed below are the names and principal occupations of each of the Powell Partners, Limited. Each member’s business address is 2720 Van Aken Blvd., Suite 200, Cleveland, OH 44120.

Members	Principal Occupation
Joseph M. Shafran	President of Paran Management, Ltd.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited.

Paula Shafran Krulak	Private Investor

SCHEDULE 3

SHAREHOLDERS

Listed below are the names and principal occupations of each of the Shareholders. Each Shareholder’s business address is 50 Public Square, Suite 1600, Cleveland, OH 44113.

Members	Principal Occupation
Samuel L. Miller, Trustee	Co-Chairman Emeritus of Forest City Realty Trust, Inc.

Abraham Miller	President of Barb’s Graffiti, Inc.

Brian J. Ratner	Executive Vice President of Forest City Realty Trust, Inc.

Charles A. Ratner	Private Investor.

James Ratner, Trustee	Non-Executive Chairman of Forest City Realty Trust, Inc.

Deborah Ratner-Salzberg	Executive Vice President of Forest City Realty Trust, Inc.

Ronald A. Ratner	Executive Vice President—Development of Forest City Realty Trust, Inc.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited.

Albert B. Ratner, Trustee	Co-Chairman Emeritus of Forest City Realty Trust, Inc.

David J. Ratner, Trustee	Private Investor

Emily Ratner, Trustee	Attorney

Tawny Ratner, Trustee	Private Investor

Anna Salzberg, Trustee	Teacher

Kevin Ratner, Trustee	President of Forest City Residential West, Inc.

Rachel Ratner, Trustee	Private Investor

Austin Ratner, Trustee	Author

Mark Ratner, Trustee	Private Investor

Daniel G. Ratner, Trustee	Private Investor

Bruce Geier, Trustee	Chief Operating Officer, RMS Investment Group, LLC

Jacob Andrew Miller, Trustee	Private Investor

Max Miller	Private Investor

Richard Miller, Trustee	Private Investor

Gabrielle Miller, Trustee	Private Investor

Aaron Miller, Trustee	Middle East Policy Scholar at the Woodrow Wilson Center, Washington, D.C.

Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner	The trust holds, manages and invests assets for its beneficiary.

Emily F. Ratner Revocable Trust Agreement dated August 15, 2007	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner	The trust holds, manages and invests assets for its beneficiary.

David J. Ratner Trust Agreement dated May 4, 2008	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner	The trust holds, manages and invests assets for its beneficiary.

Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Anna Salzberg Trust Agreement dated September 30, 2009	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg	The trust holds, manages and invests assets for its beneficiary.

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and	The trust holds, manages and invests assets for its beneficiary.

Rachel Ratner 1988 Trust Agreement dated November 26, 1988	The trust holds, manages and invests assets for its beneficiary.

Jonathan Ratner 1992 Trust Agreement dated January 2, 1992	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner	The trust holds, manages and invests assets for its beneficiary.

Austin G. Ratner 1992 Trust Agreement dated January 5, 1992, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner	The trust holds, manages and invests assets for its beneficiary.

Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel G. Ratner	The trust holds, manages and invests assets for its beneficiary.

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994	The trust holds, manages and invests assets for its beneficiary.

Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Mark Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner	The trust holds, manages and invests assets for its beneficiary.

The Sam Miller Trust	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009	The trust holds, manages and invests assets for its beneficiary.

Jacob Andrew Miller Trust Agreement dated March 12, 2010	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller	The trust holds, manages and invests assets for its beneficiary.

Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller	The trust holds, manages and invests assets for its beneficiary.